Exhibit 99.2

Consolidated Financial Statements
(Expressed in thousands of United States (U.S.) dollars)
(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended September 30, 2012 and 2011
(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
(Prepared in accordance with U.S. GAAP)

	September 30, 2012	December 31, 2011

Assets

Current assets:
Cash and cash equivalents	$53,621	$48,644
Accounts receivable	700	1,248
Prepaid expenses and other assets	675	628
	54,996	50,520

Property and equipment	430	1,967
Intangible assets	1,501	1,548
	$56,927	$54,035

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 5)	$7,235	$3,188
Current portion of deferred leasehold inducement	-	116
	7,235	3,304

Deferred leasehold inducement	-	445
Long-term debt (note 6)	50,000	25,000
	57,235	28,749

Stockholders’ equity:
Common stock	262,097	262,097
Authorized - unlimited number with no par value
Issued and outstanding – 61,129,091 (2011 – 61,129,091)
Additional paid-in capital	32,673	32,208
Deficit	(313,263)	(287,204)
Accumulated other comprehensive income	18,185	18,185
	(308)	25,286
	$56,927	$54,035

Related party transactions (note 9)

Contingencies (note 10)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Prepared in accordance with U.S. GAAP)

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenue:
Licensing and other fees	$60	$91	$379	$372
Research collaborative fees	3	183	326	732
	63	274	705	1,104
Expenses:
Research and development	449	3,903	5,632	11,782
General and administration	2,496	2,764	7,255	9,454
Restructuring (note 8)	9,036	-	10,005	-
Amortization	507	271	980	825
	12,488	6,938	23,872	22,061
Operating loss	(12,425)	(6,664)	(23,167)	(20,957)

Other expenses (income):
Interest expense	1,154	560	3,383	1,659
Other income	(181)	(234)	(489)	(626)
Foreign exchange loss (gain)	14	163	(2)	32
	987	489	2,892	1,065
Net loss and comprehensive loss for the period	$(13,412)	$(7,153)	$(26,059)	$(22,022)
Basic and diluted loss per common share(1)	$(0.22)	$(0.12)	$(0.43)	$(0.36)
Weighted average common shares outstanding	61,129,091	61,129,091	61,129,091	61,124,696

(1) Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Stockholders’ Equity
For the nine months ended September 30, 2012 and 2011
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

For the nine months ended September 30, 2012	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2011	$262,097	$32,208	$(287,204)	$18,185	$25,286
Net loss	-	-	(26,059)	-	(26,059)
Stock-based compensation expense recognized	-	465	-	-	465
Balance at September 30, 2012	$262,097	$32,673	$(313,263)	$18,185	$(308)

For the nine months ended September 30, 2011	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2010	$261,554	$30,462	$(259,284)	$18,185	$50,917
Net loss	-	-	(22,022)	-	(22,022)
Common stock issued upon exercise of options	358	-	-	-	358
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	185	(185)	-	-	-
Stock-based compensation expense recognized	-	1,657	-	-	1,657
Balance at September 30, 2011	$262,097	$31,934	$(281,306)	$18,185	$30,910

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Cash flows from operating activities:
Net loss for the period	$(13,412)	$(7,153)	$(26,059)	$(22,022)
Items not affecting cash:
Amortization	507	271	980	825
Stock-based compensation	160	636	465	1,657
Deferred leasehold inducement	(504)	(44)	(561)	(115)
Unrealized foreign exchange loss (gain)	(38)	80	(77)	(21)
Impairment of property and equipment	711	-	716	-
Changes in operating assets and liabilities:
Accounts receivable	809	642	551	128
Prepaid expenses and other assets	(84)	(150)	153	319
Accounts payable and accrued liabilities	4,845	(684)	4,036	(2,473)
Net cash used in operating activities	(7,006)	(6,402)	(19,796)	(21,702)

Cash flows from investing activities:
Purchase of property and equipment	(21)	(101)	(111)	(634)
Purchase of intangible assets	(68)	(57)	(203)	(309)
Net cash used in investing activities	(89)	(158)	(314)	(943)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	-	-	-	358
Proceeds from draws of long-term debt	-	-	25,000	-
Net cash provided by financing activities	-	-	25,000	358

Effect of foreign exchange rate changes on cash and cash equivalents	40	(209)	87	(54)
Increase (decrease) in cash and cash equivalents during the period	(7,055)	(6,769)	4,977	(22,341)
Cash and cash equivalents, beginning of period	60,676	61,316	48,644	76,888
Cash and cash equivalents, end of period	$53,621	$54,547	$53,621	$54,547

Supplemental cash flow information:
Interest paid	$1	$567	$2,238	$1,677
Interest received	6	7	13	18

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2012 and 2011

1.Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, reoccurring adjustments necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2011 filed with the appropriate securities commissions. The results of operations for the three and nine month periods ended September 30, 2012 and 2011 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees and draws from a credit facility that was available under the Company’s collaborative agreement. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies. These funds may come from sources which include, entering into strategic collaboration agreements, issuance of shares, or alternative sources of financing. However, there can be no assurance that the Company will successfully raise funds to continue the development of its technologies.

2.Changes in significant accounting policies:

a)  Fair Value Measurements:

On January 1, 2012, the Company prospectively adopted amendments issued by the Financial Accounting Standards Board (FASB) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). These amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. The adoption of the amendments did not have a material impact on the Company’s financial position, results of operations or cash flows for the periods presented.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2012 and 2011

2.Changes in significant accounting policies (continued):

 (b)  Comprehensive Income:

On January 1, 2012, the Company prospectively adopted amendments issued by the FASB on the presentation of comprehensive income. The amendments give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the amendments did not have a material impact on the presentation of the Company’s results of operations for the periods presented.

3.Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature.

As of September 30, 2012, the carrying value of the Company’s long-term debt approximates its fair value based on current market borrowing rates. The long-term debt is classified as Level 2 in the fair value hierarchy.

4.Impairment of long-lived assets:

The Company reviews long-lived depreciable assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company determines whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset. The Company primarily uses the income approach when determining the fair value of assets.

On July 9, 2012, the Company reduced its workforce by eliminating positions focused on internal research activities along with certain supporting functions (note 8). As a result, the Company has exited redundant leased facilities and has determined the impairment of associated leasehold improvements.  The Company also determined the carrying amounts of certain computer and office equipment were not recoverable. During the three months ended September 30, 2012, total impairment charges recorded as part of restructuring expenses were $711.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2012 and 2011

5.Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise:

	September 30,	December,31
	2012	2011

Trade accounts payable	$1,605	$743
Accrued contract research	353	1,066
Employee-related accruals	59	746
Restructuring (note 8)	4,607	-
Other accrued liabilities (1)	611	633

	$7,235	$3,188

(1)	Included in other accrued liabilities at September 30, 2012 is an amount of $218 (December 31, 2011 - $59) owing to a related party (note 9).

6.Long term debt:

Pursuant to a collaboration and license agreement (Agreement) with Merck Sharp & Dohme (Switzerland) GmbH and Merck Sharp & Dohme Corp. (formerly Merck & Co., Inc.) (Merck), Merck granted the Company an interest-bearing credit facility of up to $100 million, secured by a first priority interest to the Company’s patents and all associated proceeds. This credit facility could be accessed in amounts of up to $25 million annually, subject to certain minimums, from January 1, 2010 to December 31, 2013, with each advance to be fully repaid on December 31st, six years after the year in which the Company provides Merck written notice to extend the credit under the credit facility. Interest accrues at LIBOR, which resets annually, plus 8% per annum and is payable at the end of each calendar quarter.

The Company borrowed $25 million under this facility during the nine months ended September 30, 2012 and $25 million during the year ended December 31, 2010. The Company may at its option, repay all or a portion of the advances from time to time prior to the maturity date without premium or penalty. These advances must be repaid in full by December 31, 2017 and December 31, 2016, respectively.

On September 25, 2012, Merck gave notice to the Company of its termination of the Agreement (note 7). As a result of the notice of termination, Merck does not have an obligation to make further advances under the credit facility.  Terms of the existing advances made under the credit facility prior to the notice of termination of the Agreement remain the same.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2012 and 2011

7.Collaborative agreements:

Pursuant to two collaboration and license agreements with Merck, the Company granted Merck exclusive global rights for the development and commercialization of vernakalant (iv) and vernakalant (oral).

On March 19, 2012, the Company announced Merck’s decision to discontinue further development of vernakalant (oral).

On September 25, 2012, Merck gave notice to the Company of its termination of both collaboration and license agreements.  The terminations will be effective after the notice periods pursuant to the terms of the collaboration and license agreements.  Upon the effective dates of the terminations, the Company will have exclusive global rights to vernakalant (iv) and vernakalant (oral).

8.Restructuring:

On March 19, 2012, the Company reduced its workforce in response to Merck’s decision to discontinue further development of vernakalant (oral). On July 9, 2012, the Company further reduced its workforce by eliminating positions focused on internal research activities along with certain supporting functions.

The Company estimated costs relating to employee severance and benefit arrangements to total $5,621. For the nine months ended September 30, 2012, the Company recognized employee termination benefit charges of $5,530.  These charges were primarily for employee severance packages and outplacement support and included a net reversal of $273 of stock-based compensation relating to forfeiture of unvested options by terminated employees. Of these charges, $654 accrued at September 30, 2012 is expected to be paid by the end of the first quarter of 2013.

As a result of the workforce reductions, the Company exited certain redundant leased facilities and terminated certain contracts.  Idle-use expense and other charges recognized in the third quarter of 2012 were $3,764. These charges included $80 of non-cash items, and were partially offset by the immediate recognition of $473 of deferred leasehold inducement. Total idle-use expense and other charges of $3,953 accrued at September 30, 2012 are expected to be paid by the end of 2012.

Total asset impairment charges of $711 recorded in the third quarter of 2012 relate to leasehold improvements and certain computer and office equipment impaired as a result of the workforce reductions (note 4).

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2012 and 2011

8.Restructuring (continued):

The following table summarizes the provisions related to the restructuring for the nine months ended September 30, 2012:

	Employee termination benefits	Idle-use expense and other charges	Asset impairments	Total

Restructuring expense recognized	5,530	3,764	711	10,005
Payments made	(5,158)	(201)	-	(5,359)
Non-cash items	273	393	(711)	(45)
Foreign exchange adjustment	9	(3)	-	6
Total restructuring accrual as of September 30, 2012	654	3,953	-	4,607

9.Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer of the Company is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the nine months ended September 30, 2012, the Company has incurred legal fees of $751 (September 30, 2011 - $619) for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at September 30, 2012 is an amount of $218 (December 31, 2011 - $59) owing to the law firm.  Subsequent to the quarter-end, the related party resigned as an officer of the Company.

10.Contingencies:

(a)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)
The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2012 and 2011

10.Contingencies (continued):

provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

(d)	The Company is party to a proceeding related to its use of certain intellectual property and is currently in discussions to resolve this proceeding.